January 19, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Nudrat Salik

Al Pavot

Benjamin Richie

Margaret Schwartz

Re: Advanced Biomed Inc.

Amendment No. 10 to Registration Statement on Form S-1

Filed January 9, 2024

File No. 333-272110

Ladies and Gentlemen,

Advanced Biomed Inc. (the “Company”) submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 17, 2024, relating to the above referenced Amendment No. 10 to Registration Statement on Form S-1 (“Amendment No. 10”). The Company is concurrently submitting an amendment to the Registration Statement (the “Amendment No. 11”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to Amendment No. 10), all page references herein correspond to the page of the Amendment No. 10. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment No. 11.

Amendment No. 10 to Registration Statement on Form S-1

General

1. We note your revisions to prior comment 1 and reissue in part. Since the filing of the Form S-1, filed on May 22, 2023, certain disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations has been removed and we do not believe that your revised disclosure continues to convey the same risk. It is still unclear to us that there have been changes in the regulatory environment in the PRC since the Form S-1 that was filed on May 22, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. Please restore your disclosures in these areas to the disclosures as they existed in prior amendments. As examples, and without limitation, we note that your revised disclosure in Amendment No. 10 to the Form S-1 does not address the following points from these previous amendments:

•	Your disclosure on the cover page of Amendment No. 1 to the DRS, submitted March 6, 2023, that you and your PRC Subsidiary, (1) are not required to obtain permissions from any PRC authorities to operate or issue Common stock to foreign investors, (2) are not subject to permission requirements from the CSRC, CAC or any other entity that is required to approve of your PRC Subsidiaries' operations, and (3) have not received or were denied such permissions by any PRC authorities;

Response: We respectfully advise the Staff we have revised the cover page accordingly.

•	The risk factor heading itself, not the text that appears under the heading, from page 40 to the Form S-1, filed on May 22, 2023: “If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless;

Response: We respectfully advise the Staff that we have added back the risk factor with the exact heading on the cover page and pages 9 and 32 of the Amendment No. 11.

•	The following sentence under the risk factor that appeared in the Amendment No. 1 to the Form S-1, titled “Payment of dividends is subject to restrictions under Nevada and the PRC laws” (that now appears as “Payment of dividends is subject to restrictions under PRC law”): “In addition, because of a variety of rules applicable to our operations in the PRC and the regulations on foreign investments as well as the applicable tax law, we may be subject to further limitations on our ability to declare and pay dividends to our shareholders” as well as cross-references to this risk factor elsewhere that appeared in Amendment No. 1 to the Form S-1; and

Response: We respectfully advise the Staff that we have revised the registration statement accordingly on the cover page and pages 8 and 39 of the Amendment No. 11.

•	Your disclosure on the cover page of your Form S-1, filed on May 22, 2023, which stated, “(iii) we fail to file or were denied permission from the PRC authorities to this offering, any follow-up offerings or transactions,” which should also appear in the Summary in the paragraph above the header “Prospectus Conventions.”

Response: We respectfully advise the Staff that we have added back the sentence on the cover page and page 9 of the Amendment No. 11.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Hung To Pau
Hung To Pau, Ph.D.
Chief Executive Officer

cc:
Fang Liu, Esq.
VCL Law LLP